

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 25, 2010

via U.S. mail and facsimile

Patrick Hassey, Chief Executive Officer
Allegheny Technologies, Inc.
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222-5479

>   **RE: Allegheny Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **File No. 1-12001**

Dear Mr. Hassey:

   We have reviewed your response letter dated April 13, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Definitive Proxy Statement on Schedule 14A

General

1. We note that you do not have any disclosure indicating that your compensation policies and practices for its employees are reasonably likely to have a material adverse effect on you. Please advise us of the basis for your conclusion under Item 402(s) of Regulation S-K that disclosure is not necessary and describe for us the process you undertook to reach that conclusion.

                     *   *   *   *

   As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing response to our comment.

   You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements

and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262
with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief